

April 13, 2012

Via E-mail
Mr. Dean A. Shigenaga
Chief Financial Officer
Alexandria Real Estate Equities, Inc.
385 East Colorado Blvd, Suite 299
Pasadena, CA 91101

 Re: **Alexandria Real Estate Equities, Inc.**
 Form 10-K for the Year Ended December 31, 2011
 Filed February 21, 2012
 File No. 1-12993

Dear Mr. Shigenaga:

 We have read your supplemental response letter dated April 5, 2012, and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 46

Core Operations, page 47

1. We note the proposed disclosure in your response to comment 1 from our letter dated March 8, 2012. Please tell us how you determined that disclosure of the specific assumptions most significant to the projections was not necessary. In this regard, we note your disclosures of key assumptions related to projections in the earnings release dated February 7, 2012.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: Joel S. Marcus